FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                       Report of Foreign Private Issuer

                       Pursuant to Rule 13a-16 or 15d-16
                    of the Securities Exchange Act of 1934

                        Unaudited Financial Statements
                 For the Nine Months ended September 30, 2002

                            Commission file number
                                   333-10886

                    Dunlop Standard Aerospace Holdings plc
            (Exact name of registrant as specified in its charter)

                                 Holbrook Lane
                               Coventry CV6 4AA
                                United Kingdom
             (Address of principal executive offices and zip code)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F |X| Form 40-F | |

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes | | No |X|

This Form 6-K Report of Foreign Issuer is incorporated by reference into the Registration Statement on Form S-8 of Dunlop Standard Aerospace Holdings plc
(Registration No. 3599235) and the Registration Statement on Form F-4 of
Dunlop Standard Aerospace Holdings plc. (Registration No. 333-10886).

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dunlop Standard Aerospace Holdings plc


By:_______________________
David Unruh
Chief Financial Officer

November 14, 2002
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Condensed Profit and Loss Statements                                    Page 1
(unaudited)
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                                         DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                         CONDENSED CONSOLIDATED PROFIT AND LOSS
                                                       (Unaudited)


                                                         For the quarter                      For the nine months
                                                       Ended September 30,                    Ended September 30,
                                                       -------------------                    -------------------
                                                             2002         2001                   2002         2001
                                                      (pound)'000  (pound)'000            (pound)'000  (pound)'000

Sales                                               (pound)110,851 (pound)116,313         (pound)332,719  (pound)340,354

Cost of goods sold                                          81,411         81,866                240,327         242,305
-------------------------------------------------------------------------------------------------------------------------
                                                            29,440         34,447                 92,392          98,049
Gross margin

Selling, general,  admin & other expenses                   13,097         15,532                 40,669          40,687
-------------------------------------------------------------------------------------------------------------------------

Operating profit                                            16,343         18,915                 51,723          57,362

Finance costs, net                                          11,197         10,555                 33,805          30,987
-------------------------------------------------------------------------------------------------------------------------


Profit on ordinary activities before taxation                5,146          8,360                 17,918          26,375

Taxation                                                     2,253          2,819                  7,068           9,472
-------------------------------------------------------------------------------------------------------------------------

Profit for the financial period                       (pound)2,893   (pound)5,541          (pound)10,850   (pound)16,903
=========================================================================================================================

The accompanying notes are an integral part of these condensed financial statements.

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Condensed Balance Sheets                                                                                    Page 2
(unaudited)
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                                                DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                                 CONDENSED CONSOLIDATED BALANCE SHEET
                                                              (Unaudited)

                                                             30 September      30 September        31 December
                                                                     2002              2001               2001
                                                              (pound)'000       (pound)'000        (pound)'000
Fixed assets
Intangible fixed assets:
     Goodwill                                              (pound)316,448    (pound)323,719    (pound)325,097
     Development costs / licenses                                  28,549            36,327            30,609
-------------------------------------------------------------------------------------------------------------------
Total Intangible fixed assets                                     344,997           360,046           355,706
Tangible fixed assets                                             180,681           168,049           174,697
-------------------------------------------------------------------------------------------------------------------

Total Intangible and Tangible Fixed Assets                        525,678           528,095           530,403
-------------------------------------------------------------------------------------------------------------------

Current assets
Debtors:
     Trade & other debtors                                        111,513           136,016           102,163
     Deferred costs - initial parts provided                       24,669            16,486            23,110
Stocks                                                             65,935            66,099            68,496
Cash at bank and in hand                                           26,376            14,900            40,598
-------------------------------------------------------------------------------------------------------------------

Total Current Assets                                              228,493           233,501           234,367
-------------------------------------------------------------------------------------------------------------------

Creditors - Amounts falling due within one year
Trade and other creditors                                        (105,919)         (113,231)          (92,053)
Current portion of long term debt                                 (41,250)          (23,786)          (54,394)
-------------------------------------------------------------------------------------------------------------------

Total Creditors                                                  (147,169)         (137,017)         (146,447)

-------------------------------------------------------------------------------------------------------------------
Net current assets                                                 81,324            96,484            87,920
-------------------------------------------------------------------------------------------------------------------

Total assets less current liabilities                             607,002           624,579           618,323
-------------------------------------------------------------------------------------------------------------------

Creditors - Amounts falling due after more than one year
Bank loans and Senior notes                                      (359,301)         (380,385)         (371,101)
Accruals and deferred income                                       (7,044)          (14,439)          (12,986)
-------------------------------------------------------------------------------------------------------------------

                                                                 (366,345)         (394,824)         (384,087)

Provisions for liabilities & charges                              (18,583)          (15,795)          (17,506)
-------------------------------------------------------------------------------------------------------------------

Net assets                                                 (pound)222,074    (pound)213,960    (pound)216,730

-------------------------------------------------------------------------------------------------------------------

Share capital and reserves
160,000,000 ordinary shares of(pound)1 each

Called up share capital                                    (pound)160,000    (pound)160,000    (pound)160,000
Profit and loss account                                            62,074            53,960            56,730
-------------------------------------------------------------------------------------------------------------------

Total equity shareholders' funds                           (pound)222,074    (pound)213,960    (pound)216,730

-------------------------------------------------------------------------------------------------------------------

The accompanying notes are an integral part of these condensed financial statements.

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Condensed Financial Statements                                                                              Page 3
(unaudited)
-------------------------------------------------------------------------------------------------------------------

                                                DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                       CONDENSED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES
                                                              (Unaudited)


                                                               30 September               30 September          31 December
                                                                       2002                       2001                 2001
                                                                (pound)'000                (pound)'000          (pound)'000


Profit for the financial period before dividends              (pound)10,850             (pound)16,903         (pound)20,754
Exchange adjustments                                                 (5,506)                    1,141                    60
----------------------------------------------------------------------------------------------------------------------------

Total recognised gains and losses                              (pound)5,344             (pound)18,044         (pound)20,814
Profit and Loss - Beginning                                          56,730                    35,916                35,916
----------------------------------------------------------------------------------------------------------------------------
Profit and Loss - Ending                                      (pound)62,074             (pound)53,960         (pound)56,730
----------------------------------------------------------------------------------------------------------------------------

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                                                DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                     CONDENSED RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS
                                                              (Unaudited)


                                                                Nine Months      Nine Months  Ended 30           Year Ended
                                                         Ended 30 September                  September          31 December
                                                                       2002                       2001                 2001
                                                                (pound)'000                (pound)'000          (pound)'000

Profit for the financial period                               (pound)10,850              (pound)16,903        (pound)20,754
Exchange adjustments                                                 (5,506)                     1,141                   60
-----------------------------------------------------------------------------------------------------------------------------

Net increase in shareholders' funds                                   5,344                     18,044               20,814

Shareholders' funds - beginning of period                           216,730                    195,916              195,916

-----------------------------------------------------------------------------------------------------------------------------

Shareholders' funds - end of period                          (pound)222,074             (pound)213,960       (pound)216,730

-----------------------------------------------------------------------------------------------------------------------------


The accompanying notes are an integral part of these condensed financial statements.

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
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anagement Discussion of Financial Results                                                                            Page 4
(unaudited)
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                                                DUNLOP STANDARD AEROSPACE HOLDINGS plc
                                              CONDENSED CONSOLIDATED CASH FLOW STATEMENT
                                                              (Unaudited)

                                                                                                      Nine             Nine
                                                                Quarter        Quarter              Months           Months
                                                                  Ended          Ended               Ended            Ended
                                                           30 September    30 September        30 September     30 September
                                                                   2002           2001                2002             2001
                                                          (pound)'000      (pound)'000         (pound)'000      (pound)'000
                                                          -----------      -----------         -----------      -----------

Operating profit                                         (pound)16,343   (pound)18,915       (pound)51,723    (pound)57,362
Depreciation                                                     3,716           3,280              10,743            9,353
Amortisation of deferred costs                                   1,466           1,524               3,624            3,799
Gain / (loss) on disposal of fixed assets                           70               -                  85              (31)
Change in stock                                                  1,154           2,823              (1,515)            (682)
Change in debtors                                               (4,500)         (7,483)            (17,817)         (19,266)
Change in trade & other creditors                                1,936           9,394               3,067           (2,758)
Change in accruals & deferred income                              (785)           (975)             (2,483)             433
-----------------------------------------------------------------------------------------------------------------------------
Net cash inflow from operating activities                       19,400          27,478              47,427           48,210
-----------------------------------------------------------------------------------------------------------------------------

Returns on investments and servicing of finance
Interest and finance charges paid                               (6,012)        (10,555)            (28,274)         (28,907)
Finance lease interest paid                                          -               -                   -              (12)
------------------------------------------------------------------------------------------------------------------------------
Net cash  (outflow) from returns on investments and
servicing of finance                                            (6,012)        (10,555)            (28,274)         (28,919)
------------------------------------------------------------------------------------------------------------------------------
Taxation

Tax paid                                                          (410)         (1,935)             (1,732)          (8,502)
------------------------------------------------------------------------------------------------------------------------------

Capital expenditure and financial investment
(Payments) to acquire tangible fixed assets - net               (5,055)         (6,081)            (25,672)         (16,554)
(Payments) for development expenditure, licensing and
OEM fees                                                          (899)         (1,583)             (1,639)          (5,349)
------------------------------------------------------------------------------------------------------------------------------

Net cash (outflow) from capital expenditure and
financial investment                                           (5,954)          (7,664)            (27,311)         (21,903)
------------------------------------------------------------------------------------------------------------------------------

Currency and other                                                749             (640)               (950)             119
------------------------------------------------------------------------------------------------------------------------------

Net cash inflow / (outflow) before financing                    7,773            6,684             (10,840)         (10,995)
------------------------------------------------------------------------------------------------------------------------------

Financing
Bank loans (repaid) /received                                   7,401                -              10,846          (10,038)
Working capital loans                                            (141)          (4,297)             (2,141)               -
Capital element of finance lease payments                           -             (294)                  -             (350)
------------------------------------------------------------------------------------------------------------------------------

Net cash (outflow) / inflow from financing                      7,260           (4,591)              8,705          (10,388)
------------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash                                    15,033            2,093              (2,135)         (21,383)
Exchange adjustments                                             (283)            (547)               (552)             323
Cash - beginning of period                                     11,626           13,354              29,063           35,960
------------------------------------------------------------------------------------------------------------------------------
Cash - end of period (net of bank overdrafts)           (pound)26,376    (pound)14,900       (pound)26,376    (pound)14,900
------------------------------------------------------------------------------------------------------------------------------
The accompanying notes are an integral part of these condensed financial statements.

Management Discussion of Financial Results                               Page 5
(unaudited)
-------------------------------------------------------------------------------

1. SIGNIFICANT ACCOUNTING POLICIES

Interim Condensed Financial Statements
During interim periods, Dunlop Standard Aerospace Holdings plc (the "Company") follows the accounting policies set forth in its Annual Report to Shareholders and applies appropriate interim financial reporting standards, as indicated below. Users of financial information produced for interim periods are encouraged to refer to the notes contained in the Annual Report to Shareholders when reviewing interim financial results. Copies of the Company's 1999 to 2001 annual reports have been filed with the Securities and Exchange Commission.

Interim financial reporting standards require management to make estimates that are based on assumptions regarding the outcome of future events and circumstances not known at the present time, including the use of estimated effective tax rates. Inevitably, some assumptions may not materialise and unanticipated events and circumstances may occur which vary from those estimates and such variations may significantly affect the Company's future results. In the opinion of management, the accompanying unaudited condensed consolidated financial statements of the Company contain all adjustments of a normal and recurring nature which are necessary to present fairly the financial positions of the Company as of 30 September 2002 and 30 September 2001, and the results of its operations and cash flows for the nine month periods ended 30 September 2002 and 2001.

Certain of the comparative financial information has been restated to conform to the current presentation.

Foreign Exchange Rates
The following exchange rates have been used to convert the Group's subsidiary company balance sheets and income statements in United States Dollars, to Pound Sterling:

                             Nine Months Ended   Nine Months Ended   Year Ended
                                September 2002      September 2001   Dec. 2001

Income Statement    (pound) =           $1.48              $1.44          $1.44
Balance Sheet       (pound) =           $1.57              $1.47          $1.45

2. NATURE OF OPERATIONS

The company was incorporated on 16 July 1998 as a holding company for the aerospace businesses it ultimately acquired from BTR plc on 1 October 1998. Subsidiaries were formed prior to the closing or acquired as part of the acquisition in Canada, the United States of America, the United Kingdom, Holland, Singapore and Australia in order to purchase directly from BTR plc or its respective subsidiaries, the aerospace operations in those countries, effective 1 October 1998. The purchase method of accounting was adopted for the acquisition. Accordingly, the general basis for valuation of the assets acquired and liabilities assumed is the fair value at the date of acquisition. The results of the operations of the acquired companies are included in the profit and loss account of the group from 1 October 1998. The total cost of the acquisition was (pound)537 million, which included (pound)22 million in acquisition expenses. This was financed by debt of (pound)382 million and equity of (pound)155 million. Goodwill, representing the excess purchase price over the fair value of net assets acquired, arising on acquisition was (pound)311.8 million, which has been capitalised. Following finalisation of certain items with the vendors, goodwill was adjusted effective 31 December 1999 to (pound)312.2 million. Since then, goodwill has been adjusted to reflect changes in foreign exchange rates at each balance sheet date. The goodwill is considered to have an indefinite life and accordingly has not been amortised. In accordance with FRS 11 `Impairment of fixed assets and goodwill', goodwill will be reviewed annually for possible impairment. In 2001, the review resulted in a full provision being made in respect of the group's operations in Australia.


Management Discussion of Financial Results                               Page 6
(unaudited)
-------------------------------------------------------------------------------

3. SENIOR NOTES

On 7 May 1999, the Company issued an offering memorandum for US $225 million of 11 7/8% Senior Notes due 2009. The proceeds were used to repay mezzanine financing which had been set up at closing to complete the acquisition of the aerospace businesses from BTR plc. In September 1999, an exchange offer for these Senior Notes was proposed, which closed effective 6th November 1999.

4. SEGMENTAL ANALYSIS

The group reports results of its business divisions in two segments, Engine
Repair and Overhaul, and Design and Manufacturing. The Engine Repair and
Overhaul segment primarily provides services for gas-turbine engine and accessory repair and overhaul. The Design and Manufacturing segment designs and manufactures wheels, brakes and brake management systems, heat exchangers and bleed valves, combustion heaters, airfoil separators, actuators and customised high technology rubber and polymer products. Transactions between reportable segments are not material.

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

                                                      Quarter             Quarter          Nine months          Nine months
                                                        Ended               Ended                Ended                Ended
                                                 30 September         30 September         30 September         30 September
                                                         2002                2001                 2002                 2001
Sales                                             (pound)'000         (pound)'000          (pound)'000          (pound)'000

Engine Repair and Overhaul                       (pound)79,682     (pound)76,134       (pound)232,354       (pound)224,196
Design and Manufacturing                                31,169            40,179              100,365              116,158
------------------------------------------------------------------------------------------------------------------------------
Total Sales                                     (pound)110,851    (pound)116,313       (pound)332,719       (pound)340,354
------------------------------------------------------------------------------------------------------------------------------

Operating Profit
Engine Repair and Overhaul                               7,345             6,120               20,483               18,197
Design and Manufacturing                                 8,998            12,795               31,240               39,165
------------------------------------------------------------------------------------------------------------------------------
Operating profit before finance costs and
taxation                                                16,343            18,915               51,723               57,362
Finance costs                                          (11,197)          (10,555)             (33,805)             (30,987)
------------------------------------------------------------------------------------------------------------------------------
Profit on ordinary activities before tax                 5,146             8,360               17,918               26,375
Taxation                                                (2,253)           (2,819)              (7,068)              (9,472)
------------------------------------------------------------------------------------------------------------------------------
Profit for the financial period                   (pound)2,893      (pound)5,541        (pound)10,850        (pound)16,903
------------------------------------------------------------------------------------------------------------------------------


Net Operating Assets                             30 September        30 September          31 December
                                                         2002                2001                 2001
                                                  (pound)'000         (pound)'000          (pound)'000

Engine Repair and Overhaul                      (pound)186,556    (pound)181,305       (pound)173,302
Design and  Manufacturing                              137,065           128,926              134,638
------------------------------------------------------------------------------------------------------
Sub-total                                              323,621           310,231              307,940
Unallocated net liabilities                            (14,324)           (8,894)              (6,569)
Goodwill                                               316,448           323,719              325,097
Taxation                                               (29,496)          (21,825)             (24,841)
------------------------------------------------------------------------------------------------------
Net debt (including current portion but net
of cash)                                              (374,175)         (389,271)            (384,897)
------------------------------------------------------------------------------------------------------

Shareholders' funds                             (pound)222,074    (pound)213,960       (pound)216,730

------------------------------------------------------------------------------------------------------

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Management Discussion of Financial Results                               Page 7
(unaudited)
-------------------------------------------------------------------------------

PART 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion represents management's analysis of the financial condition and results of operations for the period from 1 January to 30 September 2002. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes thereto included in the Company's 2001 and 2000 Report and Group Accounts, along with the condensed consolidated financial statements and related notes included in and referred to within this report.

Certain information contained herein in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and elsewhere in this Report, which are not historical facts (including statements concerning the Company's financial results and condition, and plans and strategy for its business or economic performance and related financing, or assumptions related thereto) are "forward-looking statements" within the meaning of the federal securities laws made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act 1995. Such forward-looking statements involve uncertainties and risks, including, but not limited to, factors described in this Report and in other documents published by the Company, including documents filed with the U.S. Securities and Exchange Commission. In addition, the Company and its representatives may from time to time make other oral or written statements which are also "forward-looking statements". These forward-looking statements are based upon management's expectations and beliefs concerning future events impacting the Company. Management cautions that forward-looking statements are not guarantees and that the Company's actual financial results and condition, plans and strategy for its business, and related financing may differ materially from such forward-looking statements.

While the Company periodically reassesses material trends and uncertainties affecting the Company's results of operations and financial condition in connection with the preparation of Management's Discussion and Analysis of Financial Condition and Results of Operations, and certain other sections contained in the Company's quarterly, annual or other reports filed with or submitted to the U.S. Securities and Exchange Commission, the Company does not intend to review or revise any particular forward-looking statement in light of such future events.

A discussion of important factors that could cause the actual results of operations or financial condition of the Company to differ from expectations has been set forth in this Report and should be read in conjunction with this discussion. In addition, other factors have been or may be discussed from time to time in the Company's filings with or submissions to the U.S. Securities and Exchange Commission. The Company's results for the period 1 January to 30 September 2002 are not necessarily indicative of results that will be achieved during the year ending 31 December 2002.

1.  RESULTS OF OPERATIONS - PERIOD ENDED 30 SEPTEMBER 2002

Sales
Net sales decreased (pound)5.5 million (4.7%) to (pound)110.9 million in the third quarter of 2002 compared to (pound)116.3 million in the third quarter of 2001. Design and Manufacturing 2002 third quarter sales decreased 22.4%, compared to the third quarter of 2001. Sales of new manufactured OEM parts and brakes lag behind sales in 2001 reflecting reduced stock and build levels at most of our customers in addition to cancelled programmes. Orders for large commercial aircraft engine and airframe parts have fallen as build rates are significantly down from 2001. Engine Repair and Overhaul third quarter 2002 sales increased 4.7% compared to the third quarter of 2001. Increased military volumes, including work at Kelly Air Force Base, have driven the third quarter 2002 sales increase. Turboprop and helicopter volumes were also up in third quarter of 2002 offsetting reduced revenues in our regional jet maintenance. Regional jet inputs are strong but revenues are reduced due to lower revenue per unit as extensiveness of event work scopes fall.

Management Discussion of Financial Results                               Page 8
(unaudited)
-------------------------------------------------------------------------------

Gross Margin
Gross margin decreased (pound)5.0 million (14.5%) during the third quarter of 2002, compared to the third quarter of 2001. Design and Manufacturing third quarter gross margin was down (pound)5.3 million (25.7%), primarily due to the volume shortfall. Engine Repair & Overhaul third quarter gross margin increased (pound)0.3 million (2.3%). Price intensity in commercial markets and costs of new programmes reduced gross margin gains from volume increases.

Selling, General, Administration & Other Expenses
Total selling, general, administration and other expenses decreased (pound)2.4 million (15.6%) in the third quarter of 2002, compared to the third quarter of 2001. Design and Manufacturing selling, general, administration and other expenses decreased (pound)1.5 million (19.3%) in the third quarter of 2002 compared with the third quarter of 2001. Engine Repair & Overhaul selling, general, administrative and other expenses in the third quarter of 2002, decreased (pound)0.9M or 11.8% compared to the third quarter of 2001. The overall decrease is primarily due to firm cost controls in payroll and other overhead activities and timing of R&D and other recoveries.

Operating Profit
Operating profit during the third quarter of 2002 was (pound)2.6 million (13.6%) lower than the third quarter of 2001, primarily as a result of lower sales in Design and Manufacturing.

Design and Manufacturing Division operating profit for the third quarter of 2002 was (pound)3.8 million (29.7%) lower than the third quarter of 2001 reflecting reduced sales. Engine Repair and Overhaul operating profit for the third quarter of 2002 was (pound)1.2 million (20.0%) above the third quarter of 2001.

Finance Costs
Interest expense increased to (pound)11.2 million (6.1%) during the third quarter of 2002 from (pound)10.6 million in the third quarter of 2001. This increase is the result of increased borrowing rates. In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the capex facility would be available exclusively to finance a new facility dedicated to the CF34 service program. As a result, our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points in February 2002.

Amortisation of finance costs during the third quarter of 2002 was approximately the same as the third quarter of 2001.

Taxation
Taxation charge for the third quarter of 2002 reflects an average tax rate of 44% of profit on ordinary activities before taxation (2001: 34%).

Net earnings
Net earnings were (pound)2.9 million in the third quarter of 2002 compared to (pound)5.5 million for the third quarter of 2001. The primary reason for the decline is the sales shortfall in the Design & Manufacturing Division.

New Programmes
On 18 April 2002, Dunlop Aerospace Limited, one of our subsidiaries, in partnership with Honeywell Aircraft Landing Systems, was selected to supply wheels and brakes to the Airbus A380 aircraft. The Dunlop-Honeywell team will provide a comprehensive support package for the A380 with Dunlop supplying nose wheels, carbon heatpacks, and torque tubes.

Management Discussion of Financial Results                               Page 9
(unaudited)
------------------------------------------------------------------------------

Initial Public Offering
On 28 June 2002 a new company, Dunlop Standard Limited ("DSL") filed a registration statement on Form F-1 with the Securities and Exchange Commission
(SEC) relating to a proposed Initial Public Offering ("IPO") on the New York Stock Exchange. The prospectus proposed amongst other things, and subject to completion, that immediately prior to the closing of the proposed offering, DSL would acquire all the outstanding shares of Dunlop Standard Aerospace Group Limited, the Company's parent. A portion of the funds received from this proposed transaction would have been made available to repurchase the outstanding Senior Notes of the company. On 1 July 2002 an offer was made to purchase up to $112,500,000 of the outstanding Senior Notes at a price between $1,055 to $1,100 per $1,000 principal plus accrued interest, subject to completion of the IPO. On 24 July 2002 DSL postponed the IPO due to market conditions and the company terminated its tender offer for the 11?% Senior Notes.

2.  LIQUIDITY AND CAPITAL RESOURCES

The Company's principal liquidity requirements over the next several years are expected to consist of funds required for the following:

     o   fund capital expenditures for the maintenance of our facilities;
     o purchase testing equipment, repair equipment, replacement parts and whole replacement engines in order to support expected growth in the repair and overhaul market;
     o expand our business, including the completion of the facility to service the General Electric CF34 engine;
     o   fund potential acquisitions consistent with our business strategy;
     o   fund debt service requirements;
     o   fund research and development;
     o   fund new program bids;
     o   fund working capital requirements;
     o   fund expenditures on free-of-charge brake ship-sets;
     o   fund costs of obtaining OEM authorizations; and
     o   fund taxation arising in various jurisdictions.

Net Current Assets
Net current assets decreased (pound)6.6 million (7.5%) from (pound)87.9 million at 31 December 2001 to (pound)81.3 million at 30 September 2002. The decrease is due to improved working capital, specifically stocks and trade creditors.

Capital Expenditure
Overall, Company capital expenditure on fixed assets and capitalised development costs for the first nine months of 2002 totalled (pound)27.3 million. Capital expenditures are higher than in the first nine months of 2001 by (pound)5.4 million. These expenditures are primarily for payments for capital associated with the new CF34 programme. Expenditures of (pound)14.6 million were made on this programme in the first nine months of 2002. Other expenditures are primarily for new equipment and facilities, as well as development costs related primarily to braking programmes.

Cash Flow
Operating cash flow was (pound)47.4 million for the first nine months of 2002. This is a decrease of (pound)0.8 million over the same period in 2001 as improved working capital performance in 2002 versus the first nine months in 2001 largely offset the decrease in earnings.

Management Discussion of Financial Results                             Page 10
(unaudited)
------------------------------------------------------------------------------

Hedging
The Company's operations are conducted by entities in many countries, and, accordingly, the Company's results of operations are subject to currency translation risk and currency transaction risk. In order to mitigate translation risks, borrowings are drawn down in local functional currencies. In addition, from time to time, short-term funding loans are made from one operating subsidiary to another. The Company usually arranges forward currency transactions at the inception of these loans to eliminate exchange risk arising on the underlying loan.

In addition to currency translation risk, the Company incurs currency transaction risk whenever one of its operating subsidiaries enters into either a purchase or sales transaction using a currency other than its functional currency. Currency transaction risk is reduced by matching sales revenues and costs in the same currency, which is generally the practice in the aerospace industry. Currency hedging is generally used to protect against the transaction risk arising from forward purchase commitments of aircraft parts, the prices of which are denominated in US dollars, and from its receipt of revenues in foreign currencies.

Under the credit agreement, the Company entered into interest rate hedging arrangements as detailed in notes to the Company's 2001 Report and Group Accounts. These arrangements expired in November, 2002. In light of current and anticipated market conditions the company has not entered into any new hedging arrangements.


Borrowings and Equity
At 30 September 2002, the Company had (pound)400.6 million outstanding in total borrowings, of which (pound)41.3 million is due within one year.

The Company made the scheduled repayment of (pound)12.4 million on 3 April 2002 and (pound)13.5 million on 1 October 2002 under the credit agreements or other long term borrowings, notwithstanding certain provisions of the credit agreements and the Senior Notes which require prepayment of the debt in certain circumstances including out of the proceeds of material disposals and out of excess cash flow as described in the credit agreement. The scheduled repayment in October 2001 was being held at 31 December 2001 by the bank but not applied to the debt pending finalization of the CF34 credit agreement amendment. The (pound)11.4 million was released and credited to the outstanding debt on 31 January 2002.

In connection with our obtaining the CF34 engine service authorization, we renegotiated our credit agreement to provide that the term loan capex facility would be available exclusively to finance a new facility dedicated to the CF34 service program. The total term loan capex facility was reduced from (pound)75.0 million to (pound)49.1 million as a result. Our credit agreement was also amended to increase the interest margins applicable to loans under our credit agreement by 25 basis points. We also paid the banks a one-time fee of (pound)350,000 in connection with the amendment. At 30 September 2002 (pound)37.0 million of this facility has been drawn, of which (pound)21.7 million was drawn during the first nine months of 2002. The Company also has available to it a (pound)50 million Revolving Credit Facility available to fund, among other things, seasonal working capital needs. At 30 September 2002, (pound)16.6 million is outstanding under this Revolving Credit Facility. In addition, approximately (pound)11.0 million is unavailable as a result of offsets required by the credit agreement for any outstanding bank overdraft lines established for our local operating units.

Management Discussion of Financial Results                              Page 11
(unaudited)
-------------------------------------------------------------------------------

Pursuant to the requirements of the Offering Memorandum dated 7th May 1999, and the exchange offer dated September 1999, Dunlop Standard Aerospace Holdings plc has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


DUNLOP STANDARD AEROSPACE HOLDINGS plc


By:      __________________
Name:    David Unruh
Title:   Chief Financial Officer
Date:    November 14, 2002